Exhibit 99.65

DHX Media secures international distribution rights for new CBBC children's series. 'Hank Zipzer'

HALIFAX, Sept. 19, 2013 /CNW/ - DHX Media, a leading independent creator, producer, distributor and licensor of children's entertainment content, and Walker Productions, a global division of the Walker Books Group, have won a CBBC commission for Hank Zipzer, which is to be produced by the UK's Kindle Entertainment, DHX Media will handle international sales for this children's show which will air on CBBC early next year. Hank Zipzer will feature multi-award winning actor Henry 'The Fonz' Winkler and is inspired by the book series Hank Zipzer: The World's Greatest Underachiever, written by Henry Winkler and Lin Oliver and published by Walker Books.

Steven DeNure, President and COO at DHX Media, said: "There is a wealth of creative talent behind this show - our first collaboration with Walker Productions and Kindle Entertainment - and this promises to bring Henry's vision to the screen in all its comedic glory."

Executive producers on the series are Helen McAleer (Walker Productions), Sue Nott (CBBC), Anne Brogan will (Kindle Entertainment) and Hugo Heppell (Screen Yorkshire).

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes over 8,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Caillou, Busytown Mysteries, Inspector Gadget, Johnny Test, Animal Mechanicals, Kid vs. Kat, Super WHY!, Rastamouse, and Yo Gabba Gabba!. The company also provides programming for Cookie Jar TV, the weekend morning block on CBS. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, Netherlands and is listed on the Toronto Stock Exchange.

About CBBC

CBBC is the BBC's multiplatform offering for 6-12 year olds bringing the very best drama, entertainment and factual programmes to its young viewers.

CBBC is the most-loved and most-watched channel by children in its target age group. 1.7 million 6-12s tune in each week (up from only 296,000 in the year of launch). CBBC is committed to broadcasting at least 550 hours of factual programming and 85 hours of news every year. Newsround and Blue Peter remain audience favourites with the latter receiving over 2000 emails and letters every week.

CBBC aims to encourage children to find out more about existing interests and inspire them to develop new ones; helps them understand the world around them and provides an entertaining watch when they just want to relax.

70% of 7-12 year olds now go online most days in the week too. Unique browsers to the CBBC website currently stand at over 822,000 per week.

The majority of our output is UK-made, reflecting children's lives in the UK today. Popular programmes on the channel include Horrible Histories, Deadly 60, Wizards Vs Aliens, The Dumping Ground and documentary strand My Life.

About Kindle Entertainment

Kindle Entertainment is a UK-based independent production company that produces top quality, award-winning family entertainment for audiences across the world. It was set up by industry experts Anne Brogan and Melanie Stokes in 2007.

Kindle's portfolio includes; the CBeebies series Get Well Soon, a pre-school show that eases children's fears about illness' and going to the doctor's surgery; the triple award winning CBBC series Leonardo, which re-imagines Leonardo da Vinci as a teenage action hero; The Life and Adventures of Nick Nickleby, a 5x45', modern retelling of the Charles Dickens classic; Treasure Island, a 2x90' epic action-adventure Christmas special for Sky One starring Eddie Izzard as Long John Silver and Elijah Wood as Ben Gunn, directed by Steve Barron; Some Dogs Bite, a 1x85', hard-hitting drama with heart about Britain's lost boys, starring Thomas Sangster and directed by Marc Munden; Big and Small, a much loved pre-school property which began airing on CBeebies in October 2008, featuring the comic voice talent of Lenny Henry for both Big and Small; and Dustbin Baby, a 90' drama which premiered on BBC One in December 2008, based on the novel by best-selling author, Dame Jacqueline Wilson. Dustbin Baby won the 37th International Emmy Award for the Children & Young People category and the Children's BAFTA for Best Writer in 2009.

About Walker Productions

Walker Productions is a global division of the Walker Books Group, working with production partners, broadcasters and distributors to develop content for television from the Walker Group's three main publishing companies: Walker Books UK, Candlewick Press and Walker Books Australia/NZ. All deals are structured individually for each property and partnership arrangement and we try and involve our authors and illustrators as much as we can. Our commitment to quality content, high production values, extraordinary talent and creative partnerships are all things that resonate through our publishing, licensing, production and digital divisions of the business, and we are looking to work with partners who share our vision and values, and projects that represent our commitment to quality. Walker Productions projects on air include Tilly and Friends for CBeebies, Fleabag Monkeyface for CITV and Henry Hugglemonster for Disney.

SOURCE: DHX MEDIA LTD.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR
+1 902-423-0260

CO: DHX MEDIA LTD.

CNW 07:00e 19-SEP-13